REGISTRATION NO.____________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
Registration Statement Under The Securities Act of 1933

HGU INVESTMENTS, INC.
(Name of small business issuer in its charter)

Texas	531390	75-2710455
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6040 Camp Bowie Blvd. Suite 3
Forth Worth Texas
(817)731-9172
(Address and telephone number of principal executive offices)

6040 Camp Bowie Blvd. Suite 3
Fort Worth, Texas 76116
 (Address of principal place of business or intended principal place of business)

James Dylan Roan
6040 Camp Bowie Blvd.
Suite 3 Fort Worth, Texas 76116
(817)731-9172
(Name, address and telephone number of agent for service)

Copies of communications to:

Michael G. Quinn, Esq.
5120 E Central Ste B
Wichita, Kansas 67208
(316) 652-0940

William Martin
MMR Investment Bankers, Inc.
215 W. Walnut
Drawer A
Nevada, Missouri 64772-0930
(417) 549-6100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

CALCULATION OF REGISTRATION FEE

Title of securities amount being registered	Proposed Dollar offering to be registered	Proposed maximum aggregate unit	maximum price per offering price (1)	Amount of registration fee
Corporate Bonds	$5,000,000	100%	$5,000,000	$460

 (1) The securities to be offered may be purchased in amounts of $250 or more.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

HGU Investments, Inc.

CROSS-REFERENCE SHEET PURSUANT TO PART I OF FORM SB-2

FORM SB-2 ITEM	PROSPECTUS CAPTION
1. Front of Registration Statement and Outside Front Cover Page of Prospectus.	Front of Registration Statement; Outside Front Cover Page
2. Inside Front and Outside Back Cover Pages of Prospectus	Inside Front and Outside Back Cover Pages
3. Summary Information and Risk Factors Prospectus	Summary; Risk Factors
4. Use of Proceeds	Prospectus Summary; Use of Proceeds
5. Determination of Offering Price	Front of Registration Statement; Summary; Description of Bonds; Underwriting
6. Dilution	Not Applicable
7. Selling Security Holders	Not Applicable
8. Plan of Distribution	Prospectus Summary; Underwriting
9. Legal Proceedings	Legal Matters. Litigation
10. Directors, Executive Officers, Promoters and Control Persons	Management
11. Security Ownership of Certain Beneficial Owners and Management	Security Ownership of Certain Beneficial Owners and Management
12. Description of Securities	Description of Bonds
13. Interest of Named Experts and Counsel	Legal Matters; Experts
14. Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Not Applicable
15. Organization within Last Five Years	Not Applicable
16. Description of Business	Prospectus Summary; Risk Factors; Use of Proceeds; Our Business; Management; Certain Transactions; Security Ownership of Certain Beneficial Owners and Management; Management Discussion and Analysis of Financial Condition and Results of Operations; Financial Statements
17. Management's Discussion and Analysis of Plan of Operation	Management Discussion and Analysis of Financial Condition and Results of Operations
18. Description of Property	Description of Our Property
19. Certain Relationships and Related Transactions	Certain Transactions
20. Market for Common Equity and Related Stockholder Matters	Not Applicable
21. Executive Compensation	Management
22. Financial Statements	Financial Statements
23. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Not Applicable
Preliminary Prospectus (July 25, 2002)	Dated ________________

HGU Investments, Inc.
Series 2002-I
$5,000,000

The Bonds will be issued by the HGU Investments, Inc. We refer to ourselves as HGU. We are offering the following series of Bonds for sale:

Series 2002-I
Principal Amount	$5,000,000
Issue Date	October 1, 2002(1)
Interest Rate	6.00% to 9.00%
Maturity Date	October 1, 2007(2)
Price	$250
Maximum Underwriting Commission	$300,000
Net Proceeds to us	$4,700,000

(1) Each simple interest Bond that is issued will be dated October 1, 2002 if purchased on or before October 1, 2002. If purchased after October 1, 2002, the Bond will be dated as of the date interest begins to accrue thereon, which will be the date the subscription agreement and payment for the Bond is received in the office of the Underwriter. Each compound interest Bond that is issued will be dated October 1, 2002. Interest will accrue from October 1, 2002 regardless of when the compound interest Bond is purchased. Any accrued interest from the issue date on the compound interest Bonds will go to the investor.

(2) The maturity date of the simple interest Bond purchased will be October 1, 2007 if purchased on or before October 1, 2002. Otherwise, if purchased after October 1, 2002, the maturity date will be five years, and will vary according to when purchased as stated in Appendix A. The maturity date of the compound interest Bonds will be October 1, 2007 as stated in Appendix A.

The price per Bond of $250, less a per-Bond commission of $15, yields net proceeds per Bond to us of $235.
The offering requires that $500,000 of Bonds be sold as a minimum amount. Funds received for the subscription of the Bonds will be held in escrow until the minimum amount of Bonds are sold.
The proceeds to us do not include expenses and fees payable by and on behalf of us, estimated at $35,000.

We have agreed with MMR, Inc. that they will offer the Bonds on a best efforts basis as our agent. This offering will terminate two years from the date of this prospectus.

The Bonds involve a great deal of risk. Before you purchase any Bonds, be sure you understand the risks associated with this offering. See "Risk Factors" beginning on page 4 of this prospectus for a discussion of those risks.

Neither the Securities and Exchange Commission nor any state securities authority has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MMR, Inc.
215 W. Walnut, Drawer A
Nevada, MO 64772
417-549-6100

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Prospectus Summary

Our Company

HGU Investments, Inc., is a corporation formed under the laws of the State of Texas. We are engaged in purchasing residential properties below fair market value, rehabilitating the properties and selling the properties mainly to first time home buyers.

Our strategy is to be a major component in the affordable housing sector. We purchase residential real estate at below market prices, rehabilitate the properties if necessary to increase the market value, and then resell the properties. As part of the property sale, we may originate first lien mortgage notes that are carried by us. We help credit sensitive families to purchase a home of their own, and thus many of those who purchase our homes may be unable to qualify for government insured loans or conventional mortgage financing.

We specialize in providing innovative, prudent and timely solutions involving real estate transactions for individuals whose needs are not being met by the traditional real estate companies, banks and mortgage institutions. We have been successful by concentrating our efforts on an often overlooked segment of the home buying public. Affordable home ownership will always be in demand and as the population continues to grow, the demand for housing should also grow.

We provide financing to our home buyers, enabling them to purchase a home quickly. Many potential buyers are not familiar or comfortable with the often exhaustive loan process that is a part of purchasing a home the traditional way. We have a fast approval process where a sale can close within two or three days, which is a less intimidating process. As the Bonds are offered and sold, we will be able to provide more capital to purchase and rehabilitate homes and to sell them providing the financing to our home buyers.

We maintain our executive offices at 6040 Camp Bowie Boulevard, Suite 3, Fort Worth, Texas 76116, and our telephone number is (817) 731-9172.

The Offering

Securities Offered	$5,000,000 aggregate principal amount of corporate Bonds bearing 6.00% to 9.00%. $4,500,000 will be simple interest Bonds, and $500,000 will be compound interest Bonds. Depending on the date of issuance, the simple interest Bonds will mature on the 1st or 15th day of the month, between six months and five years. The compound interest Bonds will mature on October 1, 2007. See "Appendix A Maturity Schedule." Collectively, the simple interest Bonds and compound interest Bonds are referred to as the ("Bonds"). The Bonds can be purchased in $250 multiples. The offering is subject to a minimum sale of $500,000 in principal amount.
Interest Rate and Payment Dates	The Bonds will bear interest at a rate of 6.00% to 9.00% per annum. Interest will accrue from the date of issuance of the simple interest Bonds and will be payable quarterly once escrow has been met, on each January 1, April 1, July 1 and October 1, commencing on the later of January 1, 2003 or the first such quarterly date occurring after the date of issuance of the Bonds once escrow has been met.
Date of Issuance	The date of issuance on the simple interest Bonds will be the date MMR, Inc. (the "Underwriter") receives payment for the Bonds in its office, and on the compound interest Bonds the date of issuance will be October 1, 2002.
Optional Redemption	The Bonds may not be redeemed prior to one year from the date of this Prospectus. On or after one year from the date of this Prospectus, the Bonds may be redeemed at our option, at any time as a whole, or from time to time in part, on not less than 30 days' notice to the Trustee and not less than 15 days' notice to the bondholders, at the face value of the Bond plus accumulated but unpaid interest.
Change of Control	In the event of a change of control (as defined in the Indenture), each holder will have the right, subject to certain conditions, to require us to repurchase the holder's Bonds at a redemption price equal to 100% of the principal amount of the Bonds, plus accrued and unpaid interest to the date of repurchase. See "Description of the Bonds--Change of Control."
Restrictive Covenants	The indenture will place certain restrictions on the incurrence of additional indebtedness by us. The indenture will restrict our ability to consolidate or merge with or transfer all or substantially all of our assets to another person. However, all of these restrictive covenants are subject to a number of important qualifications and exceptions. See "Description of the Bonds--Certain Covenants."
Lien on Default	If an event of default occurs and has not been cured within 60 days, then the bondholders, together with the holders of any of our obligations that rank equally with the Bonds (including bonds and other obligations that we may issue in the future) will have a lien on all of our gross revenues and on the mortgages we hold that were funded from Bond Proceeds. See "Description of the Bonds Events of Default."
Use of Proceeds	The net proceeds from this offering, will be used to (1) pay the costs of the offering; (2) pay the remainder of the non-accountable expense allowance to MMR; (3) fund the initial Bond Fund Payments; (4) fund the Reserve Fund; (5) to purchase and rehabilitate properties, to refinance and create first lien mortgages and related expenses, and other corporate purposes. Our financing activities include making loans to home buyers to purchase property from us. See "Use of Proceeds."

Risk Factors

The bonds we are offering involve a high degree of risk, and there are risks associated with our business. See "Risk Factors" beginning on page 4.

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Risk Factors

The following is a discussion of our material risks, including risks that could affect our ability to pay back the Bonds. You should carefully consider the risks identified below, in addition to other information contained in this prospectus, before deciding to invest in the Bonds.

The Following Are Risks We Believe May Affect Your Bonds

The Bonds are not rated and will not provide any governmental guarantee of repayment. The Bonds are not now and will not be:

guaranteed or assured by any governmental agency; nor

federally insured by the Federal Deposit Insurance Corporation; nor rated by any recognized rating agency.

You may have difficulty selling your Bonds. The Underwriter does not intend to make a market in the Bonds, and the Bonds will not be listed on any securities exchange. As a result, if you want to sell your Bonds, you must locate a purchaser that is willing to purchase the Bonds. You may not be able to sell your Bonds when you want to do so, or you may not be able to obtain the price that you wish to receive upon any sale of your Bonds. Currently, there is no secondary market for the Bonds. We cannot assure you that a secondary market will develop.

We can call the Bonds prior to maturity. We have reserved the right to redeem all or a portion of the Bonds prior to their stated maturity. The Bonds are subject to redemption without premium after one year from issue date at their stated principal amount plus accrued interest. If the Bonds are redeemed prior to maturity, you may not be able to reinvest the proceeds thereof at comparable rates.

It may be difficult when it comes to the enforceability of remedies. The Bankruptcy Code of the United States gives a trustee in bankruptcy the power to either affirm or reject executory contracts, including bond indentures. The enforcement of remedies provided for under the Trust Indenture may be subject to limitations under the Bankruptcy Code, which among other things, invalidates clauses in agreements which permit termination in the event of bankruptcy. In addition, there are certain equitable remedies that are subject to the exercise of judicial discretion.

We are taxed as an S Corporation. This type of taxation involves the tax benefits and consequences not being taxed to us, and the affect of such taxation could result in a loss of monies available to pay our obligations.

The Following Are Risks Associated With Our Business

Our success may be affected by general economic conditions. Our real estate business may be affected in a more direct and immediate manner than other business activities by conditions which exist from time to time in the national economy. Upward movement in the interest rate markets may adversely affect real estate sales. Changes in the loan underwriting criteria for buyers of federally insured mortgages could also adversely affect the ability for buyers to purchase a house. The absence or presence of favorable conditions in the market for the purchase of mortgage notes secured by single family houses may affect us in a favorable or adverse way.

We believe the residential real estate industry, regardless of the economic conditions will have people desiring to sell houses, however, we cannot assure that there will be financing available to purchase houses that need repairs nor is there any assurance that the secondary market will always be available to purchase owner carried financing notes. We believe that the expansion of this industry is directly related to the availability of loans to fund real estate transactions and a market for the purchase of owner carried notes. Changes in loan underwriting criteria for home buyers may have an adverse effect on our business.

We are subject to government regulation. We are subject to licensing and regulations by a number of government authorities, including the purchases of mortgage notes, the making of loans, and the buying and selling of real property.

We sometimes buy and sell real estate under a legal concept known as a contract for deed. This concept involves a property owner conveying to us title to the property involved, but it may not result in us receiving a traditional warranty deed to the property involved. It is possible that this practice may result in the Company being damaged in the future because we have not received, or do not receive, clean title to the property or properties involved.

Our success is dependent on our key personnel. We believe that our success will depend upon our continued employment of our management and technical personnel. If one or more members of our management were unable or unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected. We presently do not carry any key man life insurance on our employees or officers.

The real estate business is intensely competitive with few barriers to entry. We compete with numerous other real estate firms and financial institutions in the conduct of our business. If we are successful with our business expansion plans, such expanded business will also be subject to a competitive environment. There can be no assurance that other competitors, which may have greater financial and other resources, will not be drawn into the market targeted by us, or that our resources and marketing strategies will allow us to compete successfully.

Our ability to manage growth is important to our success. We have recently experienced a period of rapid growth that has resulted in new and increased responsibilities for management personnel and has placed and continues to place increased demands on our management, operational and financial systems and resources. To accommodate this recent growth and to compete effectively and manage future growth, we will be required to continue to implement and improve our operational, financial and management information systems, and to expand, train and motivate our franchisees. If we fail to do this, it could have a material adverse effect on our business.

Use of Proceeds

The sources and anticipated uses of proceeds available after the issuance of the Bonds are set forth below. The application of proceeds is subject to change and applied at the discretion of our management.

Source of Proceeds:	Minimum	Maximum
Gross Offering Proceeds	$500,000	$5,000,000
Less Underwriting Concessions (Note 1)	(30,000)	(300,000)
Less Other Offering Costs (Note 2)	(35,000)	(35,000)
Net Offering Proceeds	$435,000	$4,665,000

Use of Proceeds:	Minimum	Maximum
Non-accountable Expense Allowance	$0	$32,500
Initial Paying Agent/Registrar Printing Fees	$5,000	$5,000
Fund Initial Bond Payment Fund Payments	$75,000	$150,000
Fund Reserve Fund	$0	$100,000
To fund our financing activities	$323,250	$3,940,250
Other Corporate Purposes (Note 3)	$31,750	$437,250
Total Use of Proceeds	$435,000	$4,665,000

NOTES:

Note 1: This is the maximum concession that we will pay MMR for selling the Bonds.

Note 2: This represents the amount that we have spent on attorneys, accountants and filing fees related to this offering.

Note 3: This amount is for other corporate expenses, such as travel, advertising and marketing, and additional staffing.

Pending the application of the net proceeds as described above, the net proceeds from this offering will be placed in interest bearing bank accounts or invested in United States government securities, certificates of deposits of banks or high grade commercial paper.

Capitalization

The following table sets forth our short-term and long-term debt and capitalization as of March 31, 2002, as adjusted to reflect the receipt of estimated net proceeds from the sale by us of $500,000 of Bonds pursuant to this offering at the minimum level and $5,000,000 of Bonds at the maximum level after deducting underwriting commissions and estimated offering expenses and the application of the net proceeds therefrom. See "Use of Proceeds".

March 31, 2002
As Adjusted
	Actual (1)	Minimum	Maximum
Line of credit	$ 2,961,740	$ 2,961,740	$ 2,961,740
Current portion of long-term debt	$ 240,914	$ 240,914	$ 240,914
Long-term debt, less current portion	$ 1,050,876	$ 1,550,876	$ 6,050,876
Stockholders' equity
Common stock	$ 10,196	$ 10,196	$ 10,196
Additional paid-in capital	$ 146,149	$ 146,149	$ 146,149
Retained earnings	$ 349,516	$ 349,516	$ 349,516
Total Stockholders' equity (deficit)	$ 505,861	$ 505,861	$ 505,861
Total capitalization	$ 1,556,737	$ 2,056,737	$ 6,556,737

(1) Derived from our unaudited consolidated financial statements included elsewhere in this Prospectus. See "Financial Statements".

Forward-looking Statements

We have used words such as "anticipate," "believe," "estimate," "may," "intend," "expect" and other similar expressions which identify forward-looking statements. Actual results could differ materially from those suggested by these forward-looking statements. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, including:

our limited sources of funds from which we may meet our obligations;

the highly competitive nature of our business; and

the possible loss of qualified management and skilled personnel.

Many of these factors are beyond our control.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to the allowance for loan losses and discounts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the accounting policy, revenue recognition, related to what we believe are most critical to our business operations and are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results.

Revenue Recognition

The Company's revenue recognition policies are in compliance with Statement of Financial Accounting Standards (FAS) No. 66, "Accounting for Sales of Real Estate". The Company recognizes revenue under the accrual method at the time the house is sold if the profit is determinable and the earnings process is complete. Additionally, the Company meets the following criteria required under FAS 66, consummation of a sale, buyer's initial investment (typically 5%) is evidence of commitment and the buyer now has the risks and rewards of ownership.

Results of Operations for the years ended December 31, 2000 and 2001:

Home sales decreased from $1,600,298 in 2000 to $1,492,531 in 2001, a decrease of 7% or $107,767. Total homes sold decreased from 40 in 2000 to 38 in 2001, and the average sales price of homes sold also decreased from $40,000 to $39,000. These decreases are primarily caused by the overall downswing in the economy during 2001.

Interest income decreased from $452,982 in 2000 to $317,259 in 2001 a decrease of 30% or $135,723. This decrease was due to the sale of the notes receivable with a carrying value of approximately $2,400,000 in the first quarter of 2001that resulted in decreased interest income to the Company. The Company's average outstanding note portfolio decreased from approximately $3,800,000 in 2000 to approximately $2,500,000 in 2001.

Cost of home sales remained relatively level and decreased slightly from $894,404 in 2000 to $890,003 in 2001. Increased quality of houses resulted in a slight increase in the average cost per house, which increased from $22,000 in 2000 to $23,000 in 2001. The Company's gross margin decreased slightly from 44% in 2000 to 40% in 2001 because of the Company lowering prices on certain homes to increase market share.

Selling, general and administrative expenses increased from $376,031 in 2000 to $437,797 in 2001, an increase of 16% or $61,766. Increased payroll ($17,000), due to an additional part time employee, depreciation ($32,000) due to significant fixed assets being acquired in 2001,and professional fees ($46,000) due to increased accounting and legal costs associated with fund raising activities offset by decreased travel costs ($34,000) due to attending fewer seminars were primarily responsible for the net increase.

Interest expense decreased from $432,298 in 2000 to $286,500 in 2001 a decrease of $145,798 or 34%. The decrease is due to lower interest rates and less outstanding debt during 2001.

Provision for loan losses was $140,475 in 2000 and $0 in 2001 due to better underwriting and collection efforts in 2001 and the stabilization of the portfolio during 2001. The 2000 provision is primarily a result of the Company reducing their notes receivable to net realizable value based on investor yield requirements.

Capital Resources and Liquidity for the years ended December 31, 2000 and 2001:

Net cash used by operations was $630,923 compared to net cash provided by operations of $1,040,088 for the years ended December 31, 2000 and 2001, respectively. The majority of the cash used during 2000 was related to the increase in note receivables of $1,344,391 for homes sold offset by the Company's net income of $268,444, the decrease in real estate held for sale of $229,937, and the provision for loan losses of $140,475. During 2001 net cash provided by operations was significantly impacted by a decrease in notes receivable of $1,390,973, primarily from the sale of $2,400,000 in notes, additionally the Company had net income of $302,799, depreciation expense of $65,988, accrued liabilities and accounts payable increased by $126,462, these increases were offset by a reduction in real estate held for sale of $833,403.

Net cash used by investing activities was $48,375 compared to $324,699 for the years ended December 31, 2000 and 2001, respectively. In 2000, cash of $90,375 was used to purchase property and equipment offset by the proceeds from the sale of property and equipment of $42,000. In 2001, $324,699 in cash was used to purchase property and equipment.

The cash provided by the line of credit was $526,700 in 2000 and cash used to pay down the line of credit was $458,298 during 2001. Net proceeds from long-term debt for the years ended December 31, 2000 and 2001 were $56,775 and $453,712, respectively. Net shareholder distributions were $99,595 and $573,774 for 2000 and 2001, respectively. During 2000, the Company received $153,345 from the sale of common stock that was not issued until 2001.

We have notes receivable with gross outstanding balances of $3,181,410 at December 31, 2001. The notes have been reduced by allowances for discounts and loan losses of $178,350 and purchased discounts of $25,391 for a net recorded value of $2,977,669 at December 31, 2001. The notes bear interest at rates of 10% to 13%, are collateralized by the underlying real estate and have original maturities of 5 to 30 years.

At December 31, 2001 we have 5 primary lines of credit with financial institutions that are used to fund the purchase of properties. These lines bear interest at rates from 5.75% to 12.5%, had total outstanding balances of $2,977,380 at December 31, 2001,and are collateralized by the underlying real estate and/or notes receivable. Additionally, we have outstanding notes payable of $694,397 at December 31, 2001 that bear interest at rates of 5% to 18% and mature at various date through 2006. We also have several other lines of credit that are used to provide working capital to us. These lines bear interest at rates from 4.75% to 12.25% and have outstanding borrowings of $241,427 at December 21, 2001.

The Company plans to fund future operations through the acquisition of funds from both traditional financial institutions and private investors and believes that they will be able to obtain the necessary funding to continue to buy and sell houses and grow the note portfolio and therefore increase net income.

Results of Operations for the quarters ended March 31, 2002 and 2001:

Home sales increased from $201,604 in the first quarter 2001 to $903,527 in the first quarter of 2002, an increase of $701,923 or 348%. In the first quarter of 2001, 14 houses were sold. 10 of the sales were homes that were repossessed and resold by us and the remaining 4 sales were new home sales. In the first quarter of 2002, 26 houses were sold. 6 of the houses were homes that were repossessed and resold by us and the remaining 20 houses were new home sales. The average sales price of the new homes sold decreased from $50,000 in the first quarter of 2001 to $44,000 in the first quarter of 2002. The increase in the number of homes sold was primarily caused by increased marketing efforts by the Company beginning in late 2001. The decrease in the average price of the homes sold was caused by the Company becoming more aggressive with its pricing to increase market share.

Interest income decreased from $105,575 during the first quarter of 2001 to $91,747 during the first quarter of 2002, a decrease of $13,828 or 13%. This decrease was due to the sale of notes receivable with a carrying value of approximately $2,400,000 in the first quarter of 2001. The average note portfolio decreased from approximately $3,800,000 in the first quarter of 2001 to approximately $3,400,000 in the first quarter of 2002, a decrease of 11%.

Cost of home sales increased from $88,727 in the first quarter of 2001 to $444,577 in the first quarter of 2002, an increase of $355,850 or 401%. The increase in home purchases is consistent with the increase in home sales. The Company's gross margin decreased slightly from 56% for the first quarter of 2001 to 51% for the first quarter of 2002, as the Company was trying to increase market share by reducing the price of homes sold.

Selling, general and administrative expenses increased from $151,063 during the first quarter of 2001 to $201,252 in the first quarter of 2002, an increase of $50,189 or 33%. The increase resulted primarily from increased payroll and commissions ($19,000) and professional fees ($40,000).

Interest expense increased from $80,272 during the first quarter of 2001 to $90,078 during the first quarter of 2002, an increase of $9,806 or 12%. The increase is due to the Company having slightly more outstanding debt during the first quarter of 2002.

Provision for loan losses increased from $0 during the first quarter 2001 to $34,970 during the first quarter of 2002. The increase was related to a specific note that the Company determined should be significantly reduced.

Capital Resources and Liquidity for the quarters ended March 31, 2001 and 2002:

Net cash provided by operations was $2,284,116 compared to net cash used by operations of $371,440 for the quarters ended March 31, 2001 and 2002, respectively. The majority of the cash provided during 2001 was related to the decrease in note receivables of $2,196,580, primarily from the sale of $2,400,000 in notes, additionally, the Company had net income of $51,213 and depreciation expense of $16,097 during the first quarter of 2001. During the first quarter of 2002 net cash used by operations was impacted by an increase in notes receivable of $808,495 and a decrease in accrued liabilities of $23,239, offset by the Company's net income of $238,447, depreciation expense of $19,239, a decrease in real estate held for sale of $164,431 and the provision for loan losses of $34,970.

Net cash used by investing activities was $1,107 compared to $1,290 for the quarters ended March 31, 2001 and 2002, respectively. This cash was used to purchase property and equipment.

The cash used to pay down the Company's line of credit was $2,103,425 and $257,067 for the quarters ended March 31, 2001 and 2002, respectively. Net proceeds from long-term debt for the quarters ended March 31, 2001 and 2002 were $8,743 and $597,393, respectively. Net shareholder distributions were $164,891 and $72,450 for the quarters ended March 31, 2001 and 2002, respectively. During the quarter ended March 31, 2002, the Company received $2,000 from the sale of common stock.

Forward-looking Statements

You should note that many factors discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this report make several assumptions and projections that could affect our company in the future and could cause our results to differ materially from those expressed in our statements. For a discussion of the risks facing us, see "Risk Factors" beginning on page 4 of this prospectus.

Our Business

Our History

HGU was started in 1996 and incorporated as a Texas corporation on April 15, 1997 by the President and CEO, James Dylan Roan. Our services include home purchasing, rehabilitation of homes, home sales, and financing on homes purchased through our company. We currently sell houses under the name Familia Homes.

Our principal business address is 6040 Camp Bowie Boulevard, Suite 3, Fort Worth, Texas 76116.

Our Business Strategy

Our strategy is to be a major component in the affordable housing sector. We purchase residential real estate at below market prices, rehabilitate the properties if necessary to increase the market value, and then resell the properties. As part of the property sale, we may originate first lien mortgage notes that are carried by us. We help credit challenged families to purchase a home of their own, and thus many of those who purchase our homes may be unable to qualify for government insured loans or conventional mortgage financing.

We provide financing to our home buyers, enabling them to purchase a home quickly. Many potential buyers are not familiar or comfortable with the often exhaustive loan process that is a part of purchasing a home the traditional way. We have a fast approval process where a sale can close within two or three days, which is a less intimidating process. As the Bonds are offered and sold, we will be able to provide more capital to purchase and rehabilitate homes, and to provide the financing to our home buyers.

We offer our home buyers opportunities to purchase residential homes. Accordingly, we offer our home buyers the following:

to purchase a home where a sale can close in a few days; or

to purchase residential property that has been rehabilitated; or

to purchase residential property with deferred maintenance at a discount; and

to buy a home with little or no credit history or experience; and

to provide financing to purchase the home.

Our credit requirements, financing options and accelerated closing process allows HGU to sell houses quickly.

Trademarks

We have applied for a mark with the United States Patent and Trademark Office:

Name or Mark	Application Date	Application Number
Familia Homes (words)	4/ 2/2002	76/389983

We are not aware of any determinations of the United States Patent and Trademark Office, trademark trial and appeal board, the trademark administrator of any state, or any court, or of any pending infringement, opposition, or cancellation proceeding, or any pending litigation with respect to any of the marks. There are no agreements currently in effect which significantly limit our rights to use or license the use of the marks in any material manner.

At the date of this offering, we have not applied for trademarks for our designs and words in Canada.

Acquisitions of our Properties

We acquire residential homes, usually at below Fair Market Value ("FMV"). We make repairs if necessary and the homes are marketed through advertising in newspapers, "For Sale" signs placed in front of the houses and other forms of advertisement. We generally purchase one home at a time, but occasionally we will purchase several homes. Once we have acquired a home, we may rent the property until it is sold. If the renter is interested, he may purchase the property.

Our acquisitions may be found and acquired through:

The Multiple Listing System ("MLS"). We make offers through licensed real estate agents on listed properties in certain price ranges.

Auctions. We attend foreclosure auctions and acquire properties at discounted prices.

Bank foreclosures. We have relationships with certain financial institutions that offer to sell residential homes through foreclosure.

Investors and homeowners looking for a quick sale of their home, including sellers are motivated to sell their property at a discount if they are threatened with foreclosure, divorce, medical conditions, and maintenance, or they have inherited the property or the property is in poor condition and they lack the capital, time or interest to repair and sell the property.

Sale of our Properties

The sales price of our properties is based on other sales of similar properties in the area with market demand, neighborhood and property condition taken into consideration. Buyers interested in purchasing our properties contact us through a variety of our marketing methods:

"For Sale" signs posted on the properties and in the general vicinities of the properties;

newspaper advertising various newspapers that service the areas where our properties are located;

our website located at www.familiahomes.com;

flyers distributed in supermarkets and other high traffic areas in the vicinities of our properties; and

magnetic signs attached to our representative's automobiles.

If an interested party calls our office, a salesperson then makes arrangements to show the property and any other properties that may suit the potential buyer's needs and interests.

The houses may be sold in "as-is" condition and the buyer is responsible for improving the property if needed. All maintenance on the house, as well as any utilities, insurance, property tax, dues and other expenses or issues related to home ownership is the responsibility of the buyer. We require title insurance and hazard insurance on our properties.

Financing of our Properties

When the potential buyer has chosen a property they would like to purchase, an application is filled out and we run a credit report, and verify their job and residential history. This information is used to determine whether or not to extend financing and the terms of the financing. Our credit requirements and accelerated closing process allows us to sell houses quickly at a retail market price.

Down payments are received based on the purchase price of the home and the buyer's financial and credit information. A "work for down payment" allotment is available for buyers who may not have the full cash down payment to purchase the property. This allows for a quick turn around of properties, as we do not have to wait until they are totally repaired to sell them. We then create the necessary documents for closing which may include a contract for deed, a note and deed of trust along with various disclosures regarding property taxes, work for down payment amounts and other applicable information. Once the contract for deed is executed, we will file it of record.

Servicing the Notes after the Sale

We contract with outside companies to service the contract for deed notes with monthly statements sent to the buyers. If a buyer becomes delinquent on their payments, it is our responsibility to pursue collection efforts in order to bring the buyer current. This year, our average delinquency rate for notes over 30 days late has been approximately 5%.

The status of the contract for deeds are posted by the servicing companies on a web page available to us to track the status of the payment of each note and other pertinent information. If a buyer is delinquent, calls are made and letters are sent until the delinquency reaches 21 days, then a 60 day "notice to cure" is sent to the buyer. The costly and lengthy foreclosure process is avoided through the use of contracts for deeds, which state if delinquency reaches 21 days, the buyer then has 60 days after a notice is issued to cure the delinquency or vacate the property. We then file with the courts and the eviction process takes place; however, in our experience, this is rarely necessary. The monthly payments cover the service fees charged by the servicing companies. Our in-house operations team also tracks city notices, property insurance and property tax requirements and payments.

We presently have servicing agreements with First National Acceptance Company of North America and with WestStar Loan Servicing.

Prior History

	1999	2000	2001	March 31 , 2002
Homes Acquired	13	26	46	24
Value of Homes Acquired	$352,497	$523,426	$1,259,551	$996,107
Homes Sold	41	40	38	26
Value of Homes Sold	$2,067,250	$1,600,298	$1,492,531	$903,524
Homes Financed	40	40	38	26
Value of Homes Financed	$1,787,000	$1,600,298	$1,492,531	$903,524

 Pursuant to our Trust Indenture We have Agreed to the Following

So long as any amount remains outstanding under the Bonds, we will not permit any lien on or with respect to any of our assets, whether we now own them or acquire them in the future, subject to certain conditions. See "Description of Bonds Certain Covenants".

We Will Maintain Property Files

We agree to maintain property files that contain (1) a copy of the appraisal or a copy of our analysis of value; (2) the original promissory note; (3) title commitment and original policy issued; and (4) mortgage, deed of trust or a contract for deed securing the property. These files shall be available for inspection by the Trustee or appropriate entity upon two business days notice. A listing of all properties purchased by Bond proceeds shall be provided by us on a schedule determined by the Trustee.

We are Subject to Government Regulation

The real estate sales business we conduct is subject to substantial regulation by Federal and state government agencies. Texas and many other states have laws that regulate the purchasing of mortgage notes, making loans to home buyers and the requirement for a real estate license. We also are under the Federal RESPA (Real Estate Settlement Practices Act) and Regulation Z that governs the disclosures required when financing a home for a buyer. We have in the past and in the future expect to be in compliance with such regulations. In the future, we may be subject to additional and expanded regulatory factors. We actively attempt to comply with all applicable laws and have no knowledge of any regulatory action that has been taken or threatened that would impact our activities.

Competition

Our primary competition includes numerous investment companies and individuals that purchase distressed properties for resale. Most of these companies do not finance buyers, and thus the buyers are forced to rely upon conventional financing options. Most of the companies who do finance buyers do not maintain or service the notes. Our market niche is financing the buyers, servicing and building a portfolio of notes, which provide monthly income to us.

Our Future

Currently all of our properties are located in the North Texas area. Future strategic plans include opening offices and implementing our system in 50 branch locations during the next five to seven years. These branch offices will be targeted for the 50 largest metropolitan markets. We anticipate that each new branch operation would sell between 24 and 50 properties per year, which would substantially increase our revenues. Generally, three people are required to open a branch office; a salesperson, an acquisitions person and an administrative/operations person. In addition, we will need contractors to repair and rehabilitate the properties, and relationships established with title companies, real estate and insurance agents.

The metropolitan areas we plan to target first are Dallas, San Antonio, Houston and Austin, Texas.

Employees

We currently have 5 full time employees, with 3 in operations and 2 in executive administration. In addition, we have five independent contractors in sales, construction and rehabilitation of the properties. None of the employees have ever been subject to a collective bargaining agreement with us. We have never been involved in a strike and are not aware of any threatened labor dispute. Our day-to-day operations are supervised by our President, James Dylan Roan.

Our Property

We currently own approximately 20 properties that are available for sale. In addition we own three houses that are currently being rented. We also have approximately 84 first lien notes that we are carrying on houses that we have sold, and 5 second lien notes on houses we have sold.

We lease approximately 1,811are feet of office space at 6040 Camp Bowie Boulevard, Suite 3, Fort Worth, Texas 76116 from an unaffiliated party at a monthly rental believed to be at market rate. The lease expires in February 2003, and provides for rent increases during the term of the lease to cover utility charges. We expect this facility to be adequate for the term of the lease. Our telephone number is 817-731-9172.

Management

Directors and/or Executive Officers

Name	Age	Position
James Dylan Roan	36	Chairman/CEO/President
Tracy L. Roan	27	Secretary/Treasurer

Mr. James Dylan Roan, age 36, was educated at the City University of New York. Prior to founding HGU, he was with Boardwalk Development Company as a acquisition specialist purchasing properties in the north Texas area for resales to the affordable credit challenged housing market. Mr. Roan was a independent real estate investor before starting HGU. In 1997, he founded HGU Investments, Inc., and has operated the business as a corporation until the present. He has been Chairman of the Board of Directors, Chief Executive Officer and President since 1997.

Ms. Tracy L Roan, age 27 was educated at the University of Texas at Arlington. Ms. Roan has served as Chief Accounting Officer of HGU since 1997. Ms. Roan has been the Secretary/Treasurer since 2002.

Susan Mara Oaks, Dylan Roan's aunt, is an artist and teacher. She has been working as an artist since 1973. She has displayed her art in national exhibits, including locations in Chicago, Los Angeles, New York, Dallas, Phoenix, St. Louis, etc. From 1999 through 2002 she managed and operated John R. Mara Law Books, a 65 year old Dallas Based company. She sold the business in 2002, and returned to her home in San Antonio.

Executive Compensation

The following table sets forth the compensation paid to our Chief Executive Officer and the other most highly compensated executive officer whose compensation exceeded $100,000 during the last fiscal year:

Summary Compensation Table
		Annual Compensation
Name and Principal Position	Year	Salary	Other Annual Compensation
James Dylan Roan, Chief Executive Officer	2001	$50,000	$40,300 (1)
	2000	$50,000	$31,200 (1)
	1999	$50,000	$1,500 (1)

(1) Other compensation includes a company car, mobile phones and miscellaneous items.

Stock Option Plans

We presently have no Stock Option Plans for our officers or employees.

Employment Agreements

We presently have no Employment Agreements for our officers or employees.

Committees of the Board

We presently have no committees established.

Certain Transactions

We have a note payable and a note receivable to Dylan and Tracy Roan in the net amount of $174,563 as of December 31, 2001. The interest rate is 5% per annum, with monthly payments of $2,000 plus interest. The note is secured by real estate and is due upon demand.

Litigation

We have two legal proceedings pending. Hazel Spraberry, et al. v. HGU Investments, Inc. Cause No. 67- 191447-02, pending in the 67th Judicial District Court of Tarrant County, Texas and Angelica Valez v. HGU Investment, Inc. and Ernesto Alvarado, Individually and as Authorized Agent for HGU Investments, Inc., Cause No. 17-192120-02, pending in the 17th Judicial District Court of Tarrant Count, Texas. These cases involves homes purchased from us. Defendants' claims arise from alleged tornado damage to their home in March of 2000 and related restoration issues. To date adequate investigation and discovery of the claims has not been conducted to make an actual determination or to evaluate fully the possibility of a favorable or unfavorable outcome.

Security Ownership of Certain Beneficial Owners and Management

We have authorized shares of 20,000,000 of common stock with 10,196,181 shares issued. The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of May 31, 2002.

Name and Address of Beneficial Owner	Shares	Percent of Shares Issued
James Dylan Roan Officer and Director (Note 1)	10,000,000	98.00%
Ann Mara Roan	94,500	1.00%
Susan Mara Oaks Director (Note 1)	101,681	1.00%
All directors and executive officers as a group (2 persons)	10,101,681	99.00%

Note 1: The mailing address of all Director's and Officers is 6040 Camp Bowie Boulevard, Suite 3, Fort Worth, Texas 76116.

Description of Bonds

General

The Bonds will be issued under a trust indenture (the "Indenture") between us and Paul Pruitt of Pruitt and Associates, P.C., A Professional Corporation, 200 North Broadway Avenue, Mezzanine Level, Tyler, Texas 75702; telephone (903) 533-8595 (the "Trustee"). A copy of the form of Indenture has been filed as Exhibit 4.1 to this registration statement and is available as described under "Additional Information". The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to all the provisions of the Indenture, including the definitions of certain terms. Unless the context otherwise requires, references to defined terms refer to defined terms of the Indenture.

The Bonds are obligations of the Company, are limited to $5,000,000 aggregate principal amount, and will mature between six months and five years from the date of issuance. Depending on the date of issuance, the simple interest Bonds will mature on the 1st or 15th day of the month, between six months and five years. The maturity date of the compound interest Bonds will be October 1, 2007. See "Appendix A Maturity Schedule". The Bonds are subject to the sale of a minimum of $500,000 in principal amount of Bonds.

We shall be responsible for any title insurance fees, recording costs, accounting fees, Paying Agent fees, Trustee's fees, registration, recording or mortgage taxes levied on the Bonds by either state or federal government bodies and any registration and licensing fees required by any regulatory body, any state or the federal government.

Terms of the Bonds

The Bonds will mature between six months and five years from the date of issuance. See "Appendix A Maturity Schedule". The Bonds will bear interest at the rate per annum stated on the cover page hereof from the date of issuance. Interest on the simple interest Bonds will accrue from the date payment for the Bonds is received in the office of the Underwriter ("Authentication Date") or from October 1, 2002, whichever is later, and interest on the compound interest Bonds will accrue from October 1, 2002, whether or not the minimum offering amount for this series of Bonds has been reached. Interest on the simple interest Bonds will be payable quarterly in arrears on each January 1, April 1, July 1 and October 1, commencing on the later of January 1, 2003, or the first such quarterly payment date occurring after the issuance of the Bonds. Interest on the simple interest Bonds will be payable to the persons who are registered holders of the Bonds at the close of business on one month preceding the applicable interest payment date. The Paying Agent will authenticate and deliver the Bonds for original issue in an aggregate principal amount of $5,000,000. The payment of interest will be made by check mailed to the holders of the Bonds at their respective addresses set forth in the Bondholders' register. Unless otherwise designated by us, our agent will be the office of the Paying Agent, maintained for the purpose of registering the Bonds and paying interest on the Bonds, as well as paying the Bonds at maturity. Interest on the Bonds will be computed on the basis of a 360-day year of twelve 30-day months. The Bonds will be transferable and exchangeable at the offices of the registrar. The Bonds will be issued in fully registered form, without coupons, in principal amounts of $250 and any integral multiple thereof.

Optional Redemption

The Bonds may not be redeemed prior to one year from the date of this Prospectus. On or after one year from the date of this Prospectus, the Bonds may be redeemed at our option, at any time as a whole, or from time to time in part, on not less than 30 nor more than 60 days' notice, at the face value of the Bond plus accumulated but unpaid interest.

Mandatory Redemption

Some of the Bonds will be amortized over the life of the bond issue, with the majority of the Bonds coming due in approximately five years. See Appendix A.

Notices and Selection

If we choose to redeem less than all the Bonds, the Paying Agent will select the Bonds for redemption pro rata, by lot or by any other method that the Paying Agent considers fair and appropriate. If the Bonds are listed on any securities exchange, the Paying Agent will use a method that complies with the requirements of the exchange. Notice of redemption will be mailed at least 15 days before the redemption date to each holder of Bonds to be redeemed at each holder's registered address. On and after the redemption date, interest will cease to accrue on Bonds or portions thereof called for redemption (unless we default in the payment of the redemption price or accrued interest). Bonds that are redeemed by us or that are otherwise acquired by us will be surrendered to the Paying Agent for cancellation.

Change of Control

If we (i) sell all or substantially all of our assets, or (ii) are acquired by another entity in a merger or consolidation, and our stockholders will no longer hold the power to elect a majority of the board of directors of the surviving or acquiring entity (a "change of control"), then each holder of Bonds will have the right to require us to repurchase all or a portion of their Bonds. The repurchase price of the Bonds is equal to 100% of the principal amount of the Bonds, plus all accrued and unpaid interest, to any repurchase date, as set forth below.

We must send you a notice of the change of control within 30 days after it occurs. This notice will be sent by first class mail, with a copy to the Trustee. The notice will govern the terms of the change of control offer. The notice will state, among other things, the purchase date, which can be no earlier than 30 days nor later than 60 days from the date the notice is mailed (unless otherwise required by law). Any holders who elect to have a Bond purchased in the change of control offer will be required to surrender the Bond, and complete the "Option of Holder to Elect Purchase" form on the reverse of the Bond. The Bond should be delivered to the Paying Agent at the address specified in the notice prior to the close of business on the business day prior to the change of control payment date specified in the notice.

We expect to comply with all applicable securities laws in connection with any change of control offer, including Rule 14e-1 under the Exchange Act.

Certain Covenants

Limitation on Indebtedness

So long as any amount remains outstanding under the Bonds, we will not permit the outstanding amount of all our debt, on a consolidated basis (but excluding certain trade payables), to at any time exceed the total of (i) the aggregate outstanding principal amount of first lien mortgage loans reflected on our books, plus (ii) the amount of our cash and marketable securities on hand, plus (iii) our inventory of real property at cost.

Limitation on Liens

So long as any amount remains outstanding under the Bonds, we will not:

Create, allow to exist, or permit any lien on any of our assets, whether now owned or hereafter acquired, or assign, any right to receive income, other than:

(i) certain liens created in the ordinary course of business (including workman's and other similar statutory liens);

(ii) purchase money liens on equipment or real property acquired or held by us in the ordinary course of business, to secure the purchase price of the equipment or real property, or to secure debt incurred solely for the purpose of financing the acquisition of such property, or liens existing on equipment or real property at the time of its acquisition (other than any such lien created in contemplation of such acquisition that was not incurred to finance the acquisition of such equipment or real property) or extensions, renewals or replacements of any of the foregoing, but only on the condition that none of these liens may cover any property other than the property being acquired;

iii) existing liens on property of a person or company acquired by us, but only on the condition that these liens were not created in contemplation of acquisition and that these liens do not cover any assets other than those of the person or company acquired by us; or

(iv) the replacement, extension, or renewal of any contractual lien permitted above, but only in the same property, without any change in any direct or contingent obligor.

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

The term "event of default" means any of the following:

we fail to make any payment of interest due on a Bond, and such failure continues for a period of 30 days;

we fail to make the payment of principal due on a Bond, and such failure continues for a period of 30 days;

we do not replenish the Reserve Fund by the next quarterly interest payment date;

we remain in breach of a restrictive covenant or any other term of the indenture for 60 days after we receive a notice stating that we are in breach. The notice must be sent by either the Trustee or holders of at least 25% of the principal amount of Bonds of the affected series;

we default in payment or performance on other debt of $500,000 or more, or our obligation to repay that debt is accelerated by our lenders, and the acceleration is not cured or waived within 10 days after we receive a notice of default; or

we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

Remedies if an event of default occurs

If an event of default has occurred and has not been cured, the Trustee or the holders of 25% in principal amount of the Bonds may declare the entire principal amount of all the Bonds to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all Bonds will be automatically accelerated, without any action by the Trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the Bonds.

If the Bonds are accelerated, then the Trustee may proceed to foreclose the liens against the mortgages we hold that were funded from Bond Proceeds, and may declare to be immediately due and payable the principal balance due and accrued interest of all of the unpaid Bonds according to the Trust Indenture. If we fail to pay the amount due, the Trustee then may proceed to exercise any remedy provided for in the Trust Indenture, including a foreclosure on the liens securing the then accelerated and unpaid Bonds. Upon the foreclosure of the liens against the mortgages we hold that were funded from Bond Proceeds, the proceeds received from any such foreclosure, after the payment of all expenses and amounts due the Trustee, shall be applied to the payment of the Bonds.

Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee protection from expenses and liability satisfactory to the Trustee, called an "indemnity". If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding Bonds may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These majority holders may also direct the Trustee in performing any other action under the Indenture.

Before Bondholders can bypass the Trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the Bonds, the following must occur:

Bondholders must give the Trustee written notice that an event of default has occurred and remains uncured;

the holders of 25% in principal amount of the Bonds must request in writing that the Trustee take action because of the default, and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action;

the holders of a majority in principal amount of all outstanding Bonds must not have given the Trustee any direction inconsistent with that request; and

the Trustee must have not taken action for 60 days after the receipt of the above notice and offer of indemnity.

Any Bondholder is, however, entitled at any time to bring a lawsuit for the payment of money due on his, her, or its Bonds on or after its due date.

We will furnish to the Trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the Bonds, or specifying any default, if one exists.

Revenue Pledge

We have granted a security interest in and a pledge of our revenues related to the properties and assets funded with Bond Proceeds to secure the repayment of the Bonds. Unless we are in a continuing event of default and the Trustee is authorized to take action pursuant to the Trust Indenture, we may use our revenues in our sole discretion in the ordinary course of business for our operations and payment of indebtedness, whether or not any such indebtedness is subordinated to the Bonds.

The Trustee will file a Uniform Commercial Code financing statement to perfect its security interest in our revenues pursuant to the Trust Indenture.

Security for the Bonds

In the event of default, the Trustee has the right to the revenues, properties, notes and other assets held by the Company and funded by Bond Proceeds.

Modification of the Indenture

There are three types of changes we may make to the indenture and the Bonds:

Changes requiring your approval as a Bondholder. No changes can be made to the Bonds without your approval, if the proposed changes would:

change the stated maturity of the principal or interest on a Bond;

reduce any amounts due on a Bond;

reduce the amount of principal payable upon acceleration of the maturity of a Bond following a default;

change the place or currency of payment on a Bond;

impair your right as a Bondholder to sue for payment;

reduce the percentage of holders of Bonds whose consent is needed to modify or amend the indenture;

reduce the percentage of holders of Bonds whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

modify any other aspect of the provisions dealing with modification and waiver of the indenture.

Changes requiring a majority vote. The second type of change to the Indenture and the Bonds is the kind that requires the affirmative vote of holders of Bonds owning a majority of the principal amount of the Bonds (a "majority vote"). Most changes fall into this category, except for the changes requiring your approval as a Bondholder, and clarifying changes and certain other changes that would not adversely affect holders of the Bonds. A majority vote is required for us to obtain a waiver of all or part of the restrictive covenants described above, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or anything else under "Changes requiring your approval as a Bondholder" above, unless we obtain the consent of each Bondholder to the waiver.

Changes not requiring approval. The third type of change does not require any vote by holders of Bonds. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Bonds.

The Trustee

The holders of a majority in principal amount of the outstanding Bonds may remove the Trustee and appoint a successor Trustee with our consent, by so notifying us and the Trustee to be so removed. In addition, the holders of a majority in principal amount of the outstanding Bonds have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on such Trustee.

The Indenture provides that, in case a default or an event of default has occurred and is continuing, the Trustee will exercise the rights and powers of the Trustee under the Indenture, using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Except for this obligation to act prudently, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless they have given the Trustee reasonable security or indemnity against the costs, expenses and liabilities which the Trustee may incur. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in principal amount of the outstanding Bonds have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any laws or power conferred on the Trustee.

The Indenture contains limitations on the rights of the Trustee, if it becomes a creditor of the Company, to obtain payment of claims in certain cases, either by payment from us or by realization on certain property received by the Trustee in respect of any such claims. The Trustee is permitted to engage in other transactions; however, if the Trustee acquires any "conflicting interest," it must eliminate such conflict or resign as Trustee.

Registrar

The Bonds are being issued as fully registered securities in book entry form, unless the purchaser requests a printed bond certificate. The Paying Agent is also acting as registrar and transfer agent for the Bonds. As Bond registrar, the Paying Agent will:

receive and record all proceeds from the sale of the Bonds; and

maintain a permanent Bond register; and

authenticate and mail all Bonds to their registered holders that have requested a printed Bond; and

cancel and reissue Bonds which are transferred by the original holders; and

replace lost, stolen and mutilated Bond certificates.

All Bonds will be registered in the requested name. Upon registration, a Bond confirmation certificate or, if the purchaser requests, a printed Bond will be mailed directly to the named owner.

Paying Agent

We have appointed a Paying Agent for the Bonds. As Paying Agent, it will receive and hold all payments remitted by us into the Bond Payment Fund accounts and will make all payments of principal or interest on the Bonds, Trustee's fees and such other payments as provided in the trust indenture. The Paying Agent holds the funds in trust, which may be commingled with similar bond payment funds of other companies, but it must maintain detailed records to reflect the balances attributable to us. The Paying Agent may invest the funds in any form of account or deposit insured by depository insurance or in interest bearing obligations issued by the United States Government or any political subdivision thereof, or any funds comprised of the same.

The Paying Agent is required to furnish periodic statements to us and to the Underwriter reflecting all receipts and disbursements from the Bond Payment Fund accounts.

Reports

So long as the Bonds are outstanding, we have committed to furnish to the Trustee all quarterly and annual financial reports that we are required to file with the Securities Exchange Commission under the Exchange Act (or similar reports in the event that we are not at the time required to file such reports with the Commission). Audited annual financial statements will also be made available to the investors upon request.

Security and Source of Payment for the Bonds

All of the Bonds will be secured by the mortgages we hold that were funded from Bond Proceeds and a pledge of revenue pursuant to the terms of the Trust Indenture between us and the Trustee. In addition, all monies and securities related to this offering, that are held by us in a designated account or by the Trustee for us, are held in trust under the terms of the Trust Indenture. When you purchase a Bond, you will have an interest as a creditor of us, as we have pledged and assigned to the Trustee certain of our income and revenues. We may, at our discretion, pledge other income and revenue of the Company for other obligations, subject to our compliance with the restrictive covenants set forth in the Trust Indenture.

Retirement of the Bonds at Maturity

A major portion from proceeds from this offering will be used to make loans to purchasers of our property. These loans will usually have a maturity term of up to 30 years. Six months prior to the maturity date of the Bonds, we will begin a program to set aside funds from the sale or maturity of loans. These funds will be used to retire the maturing Bonds. These loans also can be sold on the secondary market.

Tax Consequences

Interest paid on the Bonds is includable in gross income for federal and state income taxation. Interest on simple interest Bonds is paid by check quarterly, once the minimum offering amount is met. Each year the purchaser of a simple interest Bond will receive a form 1099 INT and purchaser of a compound interest Bond will receive a 1099 OID from the Trustee/Paying Agent showing the interest earned on the Bond(s) for that tax year. For further information concerning the tax consequences of purchasing or holding the Bonds, each investor should consult his or her tax advisor.

Trust Funds Established Under the Trust Indenture

The Trust Indenture provides for the creation of a Bond Proceeds Account, into which the proceeds from the sale of Bonds will be deposited. The Trust Indenture also creates the Bond Payment Fund, into which payments for the Bonds are collected prior to payments being made to the holders of the Bonds.

Additional Bond Issues/Additional Indebtedness

We reserve the right to issue additional bonds that rank equal with these Bonds or incur additional debt obligations for any lawful purpose, including refunding any outstanding Bonds. Such additional bonds along with these Bonds that are currently being offered should be deemed "Bonds" for all purposes and as defined in the trust indenture. When issued and delivered the additional Bonds may be secured under the terms of the Trust Indenture and may be on parity with all of our outstanding Bonds as offered in this prospectus. The additional Bonds may be offered in one or more series or issues, in various principal amounts, bearing interest, maturing, and having such redemption features and other provisions as may be provided in any supplemental indenture or other instrument authorizing their issuance. However, no series or issue of additional Bonds shall be issued unless:

any default or event which would result in default by us under the trust indenture has been first cured;

any first lien mortgages originated or acquired from the proceeds of additional bonds must be the subject of and become a part of the lien of the trust indenture;

Requirements of the Bond Payment Fund

Upon closing, we will establish a Bond Payment Fund as a trust account with the Paying Agent for the benefit of the holders of the Bonds. The Bond Payment Fund will be used by the Paying Agent to pay interest and principal on the Bonds when due. The Bond Payment Fund will also be used for the payment of $1,250 per month for Paying Agent fees and administrative costs.

After the initial deposits described in "Initial Bond Payment Fund", we will not be required to make any payments to the Bond Payment Fund for so long as the balance of the Bond Payment Fund equals or exceeds the principal and interest payable on the next due date. Thereafter, we will, on the tenth day of each month, deposit an amount equal to:

(i) 1/12th of the annual interest on the principal amount of all Bonds outstanding as of the last business day of the immediately proceeding month, but excluding the Compound Interest Bonds; plus

(ii) $1,250 for the payment of Paying Agent fees and administrative expenses; plus

(iii) the aggregate principal amount of all Bonds due and payable during that month.

In the event that this formula produces a shortfall during any given month, we will also deposit any additional amount that might be necessary to cause the Bond Payment Fund to have sufficient funds to make any principal and interest payments prior to such payments becoming due.

The Paying Agent must first draw, from the Bond Payment Fund, the charges due for paying agency and trustee services. Thereafter, the amounts in the Bond Payment Fund shall be used solely for the payment of interest coming due or principal coming payable on the Bonds or for the redemption of Bonds.

Initial Bond Payment Fund

The Initial Bond Payment Fund payments of $150,000 will be funded from the sale of Bonds. $75,000 will be funded from the Escrow Account, and once escrow has been met, then $75,000 will be funded from the proceeds of the Bonds and will be put into the Bond Payment Fund up to a maximum of $150,000. The Initial Bond Payment Fund will be used only to make the initial payments on the Bonds. This amount will fund the Bond Payment Fund approximately for four months, assuming all of the Bonds are sold. After the Initial Bond Payment Fund has been expended, the remaining Bond Payment Fund payments will be payable from our revenues. If we are unable to make the required Bond Payment Fund payments to pay the interest as it comes due, then an event of default will occur. See "Description of Bonds - Events of Default" and "Description of Bonds - Remedies of Default."

Reserve Fund

We have agreed to establish a Reserve Fund of up to $100,000 which will be funded from Bond proceeds after escrow has been met. The purpose of the Reserve Fund is that in the event we have not deposited the necessary funds to pay the interest due on any quarterly payment date of the Bonds, the Paying Agent may apply available funds to the interest due on the Bonds. In the event that the Paying Agent uses funds from the Reserve Fund to pay the interest on the Bonds due at a particular payment date, then we shall pay to the Paying Agent, by the next quarterly interest payment date, an amount necessary to replenish the Reserve Fund. Failure to replenish the Reserve Fund by the next quarterly interest payment date shall be an event of default and shall entitle the Paying Agent to continue to apply the Reserve Fund, in addition to other remedies available to the Trustee.

The Reserve Fund will remain in place until all the Bonds have matured, then any remaining funds can be used for the final payment or will be released to us.

Escrow and Disbursement of Bond Proceeds

All proceeds from the sale of the Bonds shall be payable to and deposited with Colonial Trust Company of Phoenix, Arizona according to an escrow agreement entered into between us and Colonial Trust Company as escrow agent. According to the terms of the escrow agreement, all proceeds from the sale of the Bonds will be deposited with the escrow agent, subject to the sale of the minimum Bonds.

The minimum offering amount is $500,000 for the Bonds. The funds shall be used only for the purposes set forth under "Use of Proceeds." During the escrow period, the subscriber will not have access to funds held in the escrow accounts. We and our affiliates, the Underwriter and the Underwriter's affiliates may purchase Bonds at the public offering price in order to reach the minimum offering amount of the Bonds. These parties will not be restricted to the amount of Bonds that they may purchase.

If $500,000 has not been deposited in the escrow account from the sale of the Bonds by one year from the date of this Prospectus, the subscribers to the Bonds will receive the return of their subscription amount plus interest. In the event that the minimum offering amount for the Bonds is not met by one year from the date of this Prospectus, we shall promptly pay to the escrow agent such sum of money as shall be necessary to pay for accrued interest on the Bonds, if any, when added to the amount of the escrow funds and interest earned thereon to pay to the subscribers of the Bonds the principal amount of such subscriptions together with the interest from the date payment for the Bonds is received in the office of the Underwriter through one year from the date of this Prospectus at the rate attributable to the Bonds subscribed.

Subject to the sale of the minimum offering amount for the Bonds, we and the Paying Agent will use available funds from the sale of the Bonds in the following order:

Out of Bond proceeds up to and including the Minimum Offering Amount:

1. To pay commissions due the broker/dealer.

2. The reimbursement to the Trustee and Paying Agent of any expenses incurred, including attorney's fees.

3. $75,000 shall be deposited in the Bond Payment Fund.

4. $35,000 to pay our cost of the offering, including any legal, accounting and printing costs.

5. To provide the remainder of the funds in the Bond Proceeds Account.

Out of Bond proceeds once the Minimum Offering Amount has been met:

1. To pay commissions due the broker/dealer.

2. $32,500 to pay the remainder owed MMR for the non-accountable expense allowance.

3. $75,000 shall be deposited in the Bond Payment Account.

4. $100,000 shall be deposited in the Reserve Fund.

5. To provide the remainder of the funds in the Bond Proceeds Account.

Description of Our Other Securities

Common Stock

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). As of May 31, 2002, there were 10,196,181 shares of Common Stock outstanding held by three (3) shareholders of record.

All shares of Common Stock shall have identical rights and privileges in every respect. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Shareholders have no cumulative voting rights, which means the holders of shares entitled to exercise more than 50% of the voting rights are able to elect all the directors. Dividends may be paid to holders of Common Stock when, as and if declared by the board of directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of our business, after payment to creditors, if any, our assets will be divided pro rata on a per share basis among the holders of the Common Stock. Our bylaws require a majority of the issued and outstanding shares of the Common Stock need be present to constitute a quorum and to transact business at a shareholder's meeting. The holders of Common Stock are not entitled to any sinking fund, preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

Underwriting

Underwriting Agreement

Subject to the terms and conditions of the underwriting agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part, between us and MMR, Inc., we have retained the services of the Underwriter to offer and sell the Bonds offered hereby on a "best efforts" basis at the public offering price of $250 per Bond or integral multiples thereof. See "Description of Bonds - Escrow and Disbursement of Bond Proceeds."

All proceeds from the sale of the Bonds will be transmitted promptly to an escrow account with Colonial Trust Company as escrow agent. In the event minimum funds for the Bonds is not received by one year from the date of this Prospectus, we will promptly pay to the escrow agent such sum of money as will be necessary to pay for accrued interest on the Bonds, if any, when added to the sums held in escrow, including interest earned thereon, to pay to the subscribers the principal amount of their subscription together with interest through the escrow termination date at the rate attributable to the Bonds subscribed to by the subscriber. We expect that the Bonds will be delivered in book-entry form, subject to the sale of minimum funds for the Bonds, by the Paying Agent within 30 days from the date subscriptions for the Bonds are accepted.

We, our affiliates, the Underwriter and the Underwriter's affiliates may purchase Bonds at the public offering price in order to reach the minimum offering amount for the Bonds. If any of these parties purchase Bonds, the purchases by these parties will be on the same terms as purchases by public investors and will be with investment intent.

Contingent upon the sale of the minimum principal amount of the Bonds, we will pay the Underwriter a concession as follows:

the Underwriter will receive a concession of 5.0% of the face amount of each Bond sold by the Underwriter to clients of the Underwriter; or

the Underwriter will receive 6.0% of the face amount of each Bond sold by another NASD member firm through a selling group agreement with the Underwriter and may re-allow the full 6% to the NASD member firms participating in this offering; or

the Underwriter will receive a processing fee of 2.0% of the face amount of each Bond sold to a purchaser referred to the Underwriter by us, provided such investors are not currently a client of the Underwriter.

In addition, we will have paid to the Underwriter a non-accountable expense allowance in the amount of $70,000 for the Underwriter's technical assistance in connection with this offering. If the Issuer terminates this Agreement for any reason not enumerated in the section entitled "Termination", such action shall be considered a material breach of this Agreement and the Issuer shall be liable to the Underwriter for the amount of the non-accountable expense allowance for services rendered and not as a penalty. The Underwriter or its assigns will also receive an administrative fee not to exceed $5,000 annually to be paid by us over the term of the bond issue. This fee is to reimburse the Underwriter for non-accountable expenses it incurs subsequent to the offering period for communicating with the holders of the Bonds and the Trustee. This administrative fee is incorporated into our Bond Payment Fund payments and is disbursed by the Paying Agent to the Underwriter monthly. A Paying Agent administrative fee is also incorporated into our Bond Payment Fund payments. We have agreed to pay all expenses in connection with qualifying the Bonds for sale under such jurisdictions as the Underwriter may designate. The underwriting agreement provides for reciprocal agreements of indemnity between us and the Underwriter as to certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

The sale of the Bonds will be for a period of two years from the date of this prospectus. All offerings of the Bonds are subject to prior sale. Additionally, the Underwriter has advised us that it does not intend to make a market in the Bonds.

According to terms of the underwriting agreement, we may not contact any person listed in the records of the Underwriter as a customer of the Underwriter for any reason whatsoever without obtaining the prior written consent of the Underwriter. However, this provision is not to be construed to prohibit us from providing any reports or notifications to holders of the Bonds that may be mandated by any federal or state laws or regulations.

Subscription for Bonds

Each person who wishes to purchase a Bond must execute a subscription agreement for the Bond(s) being purchased. The subscription agreement is generated by the Underwriter upon receiving verbal indication from a subscriber for the Bond(s) that the subscriber has selected Bonds from the available maturities. Prior to executing the subscription agreement, the subscriber will be provided a prospectus by the Underwriter.

Checks should be made payable to Colonial Trust Company, Inc. as escrow agent and registrar. Completion of the subscription agreement, including a proper signature is essential prior to any sale of the Bonds to potential investors. However, we and the Underwriter reserve the right to reject any subscription for any reason whatsoever, in which event all monies will then be refunded to the subscriber without interest, deduction or credit thereon. Subject to the sale of the minimum amount of Bonds, the registrar will register and deliver the Bonds in book-entry form or provide those registered owners who request a printed certificate with the Bonds within 30 days from the date subscriptions for the Bonds are received.

Determination of Offering Price

Prior to this offering, there has been no public market for our Bonds. Consequently, the initial public offering price for the Bonds has been determined arbitrarily between us and the Underwriter.

Legal Matters

Our special counsel, Dooley & Rucker, P.C., Dallas, Texas, has opined upon certain legal matters pertaining to the Bonds. Certain legal matters have been passed upon for the Underwriter by Michael G. Quinn, Esq., Wichita, Kansas.

Experts

The following experts have consented to their names and to references to their reports appearing in this prospectus: King Griffin & Adamson P.C. of Dallas, Texas, has audited our financial statements for the years ended December 31, 2001 and 2000.

Additional Information

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement, including all amendments, exhibits and schedules, on Form SB-2 under the Securities Act with respect to these Bonds. This prospectus, which constitutes a part of the registration statement, omits some of the information contained in the registration statement and the exhibits and financial schedules thereto. Reference is made to the registration statement and related exhibits and schedules for further information with respect to us and the Bonds.

Any statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and in each instance that reference is made to a copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. For further information with respect to us and the Bonds, reference is made to the registration statement and such exhibits and schedules, copies of which may be examined or copied at the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Also, information about us is available at the Securities and Exchange Commission's Web site at http://www.sec.gov.

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Appendix A Maturity Schedule

The maturity dates of simple interest Bonds will be determined as follows:

purchased on or before October 1, 2002 will between six months and five years from October 1, 2002; or

if purchased after October 1, 2002, the maturity date will be between six months and five years, and will vary according to when the payment for the Bonds is received in the office of the Underwriter;

payments received between the 2nd and 15th of the month, will mature on the 15th of the month;

payments received between the 16th and 1st will mature on the 1st of the month.

The compound interest Bonds will mature on October 1, 2007.

The following table shows the amounts available at each period:

Simple Interest Bonds
Term	Interest Rate	Amount
6 months (1)	6.00%	$23,500
1 year (1)	6.50%	$24,000
1 1/2 years (1)	7.00%	$25,250
2 years (1)	7.00%	$25,750
2 1/2 years (1)	7.50%	$26,750
3 years (1)	7.50%	$27,750
3 1/2 years (1)	8.00%	$29,000
4 years (1)	8.50%	$30,000
4 1/2 years (1)	9.00%	$31,250
5 years (1)	9.00%	$32,750
5 years	9.00%	$4,224,000
Footnote 1: Bonds that are amortized over the life of the bond issue.
Compound Interest Bonds
Term	Interest Rate	Amount
5 years	9.00%	$500,000

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 Appendix B Financial Statements

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FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

HGU INVESTMENTS, INC.

DECEMBER 31, 2001 AND 2000

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HGU INVESTMENTS, INC.

#

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
HGU Investments, Inc.

We have audited the accompanying balance sheets of HGU Investments, Inc., a Texas S Corporation (the "Company"), as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HGU Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
April 11, 2002

#

HGU INVESTMENTS, INC.

BALANCE SHEETS

ASSETS

	December 31,		March 31,
	2000	2001	2002
			(unaudited)
Current Assets:
Cash and cash equivalents	$ 167	$ 137,196	$ 34,342
Notes receivable held for sale, net	4,368,642	2,977,669	3,751,194
Real estate held for sale	143,262	976,665	812,234
Total current assets	4,512,071	4,091,530	4,597,770
Property and Equipment, net	107,903	307,345	289,396
Note Receivable - other	-	48,000	46,697
Other Assets	3,600	3,600	3,600
Total assets	$ 4,623,574	$ 4,450,475	$ 4,937,463

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,		March 31,
	2000	2001	2002
			(unaudited)
Current Liabilities:
Lines of credit	$ 3,677,105	$ 3,218,807	$ 2,961,740
Current portion of long-term debt (including $24,000, $24,000 and $76,146 (unaudited), respectively from related parties)	56,142	288,776	240,914
Pending stock subscriptions	153,345	-	-
Accounts payable	67,969	149,931	151,835
Accrued liabilities	4,976	49,476	26,237
Total current liabilities	3,959,537	3,706,990	3,380,726
Long-term Debt, less current portion (including $0, $150,563 and $341,937 (unaudited), respectively from related parties)	208,543	405,621	1,050,876
Commitments and Contingencies (Note G)
Stockholders' Equity:
Preferred stock; $.001 par value; 5,000,000 shares authorized; none issued or outstanding	-	-	-
Common stock; no par value at December 31, 2000, $.001 par value at December 31, 2001 and March 31, 2002; 1,000 shares authorized at December 31, 2000, 20,000,000 shares authorized at December 31, 2001 and March 31, 2002; 1,000 shares issued and outstanding at December 31, 2000, 10,194,181 shares issued and outstanding at December 31, 2001 and 10,196,181 (unaudited) shares issued and outstanding at March 31, 2002	1,000	10,194	10,196
Additional paid-in capital	-	144,151	146,149
Retained earnings	454,494	183,519	349,516
Total stockholders' equity	455,494	337,864	505,861
Total liabilities and stockholders' equity	$ 4,623,574	$ 4,450,475	$ 4,937,463

The accompanying notes are an integral part of these financial statements.

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HGU INVESTMENTS, INC.

STATEMENTS OF OPERATIONS

			Three months ended
	Years ended December 31,		March 31,
	2000	2001	2001	2002
			(unaudited)	(unaudited)
Revenue:
Home sales	$ 1,600,298	$ 1,492,531	$ 201,604	$ 903,527
Interest income	452,982	317,259	105,575	91,747
Other income	58,372	107,309	64,096	14,050
	2,111,652	1,917,099	371,275	1,009,324
Cost of Revenue:
Cost of home sales	894,404	890,003	88,727	444,577
Selling, general and administrative expenses	376,031	437,797	151,063	201,252
Interest expense	432,298	286,500	80,272	90,078
Provision for loan losses	140,475	-	-	34,970
	1,843,208	1,614,300	320,062	770,877
Income before provision for income taxes	268,444	302,799	51,213	238,447
Provision for income taxes	-	-	-	-
Net income	$ 268,444	$ 302,799	$ 51,213	$ 238,447
Net income per share - basic and diluted	$ 0.03	$ 0.03	$ 0.01	$ 0.02
Weighted-average number of shares outstanding - basic and diluted	10,000,000	10,174,497	10,113,094	10,194,752

The accompanying notes are an integral part of these financial statements.

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HGU INVESTMENTS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2000	1,000	$ 1,000	$ -	$ 285,645	$ 286,645
Distributions to stockholders, net	-	-	-	(99,595)	(99,595)
Net income				268,444	268,444
Balance at December 31, 2000	1,000	1,000	-	454,494	455,494
Stock split	9,999,000		(9,000)	-	-
Issuance of common stock for cash	194,181	194	153,151	-	153,345
Distributions to stockholders, net	-	-	-	(573,774)	(573,774)
Net income	-	-	-	302,799	302,799
Balance at December 31, 2001	10,194,181	10,194	144,151	183,519	337,864
Issuance of common stock for cash (unaudited)	2,000	2	1,998	-	2,000
Distributions to stockholders, net (unaudited)	-	-	-	(72,450)	(72,450)
Net income (unaudited)				238,447	238,447
Balance at March 31, 2002 (unaudited)	10,196,181	$ 10,196	$ 146,149	$ 349,516	$ 505,861

The accompanying notes are an integral part of these financial statements.

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	Years ended December 31,		Three months ended
			March 31,
	2000	2001	2001	2002
			(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income	$ 268,444	$ 302,799	$ 51,213	$ 238,447
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	140,475	-	-	34,970
Depreciation and amortization	34,203	65,988	16,097	19,239
(Gain) loss on sale of property and equipment	11,898	(12,731)	-	-
Changes in operating assets and liabilities:
Notes receivable	(1,344,391)	1,390,973	2,196,580	(808,495)
Real estate held for sale	229,937	(833,403)	9,520	164,431
Other assets	1,200	-	-	1,303
Accounts payable	30,194	81,962	1,600	1,904
Accrued liabilities	(2,883)	44,500	9,106	(23,239)
Net cash provided by (used in) operating activities	(630,923)	1,040,088	2,284,116	(371,440)
Cash Flows from Investing Activities:
Purchase of property and equipment	(90,375)	(324,699)	(1,107)	(1,290)
Proceeds from sale of property and equipment	42,000	-	-	-
Net cash used in investing activities	(48,375)	(324,699)	(1,107)	(1,290)
Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	181,726	649,844	84,000	619,521
Principal payments on long-term debt	(124,951)	(196,132)	(75,257)	(22,128)
Net (payments on) proceeds from lines-of-credit	526,700	(458,298)	(2,103,425)	(257,067)
Stockholder distributions, net	(99,595)	(573,774)	(164,891)	(72,450)
Stock issued for cash	-	-	-	2,000
Cash received from pending stock subscriptions	153,345	-	-	-
Net cash provided by (used in) financing activities	637,225	(578,360)	(2,259,573)	269,876
Net increase (decrease) in cash and cash equivalents	(42,073)	137,029	23,436	(102,854)
Cash and cash equivalents at beginning of period	42,240	167	167	137,196
Cash and cash equivalents at end of period	$ 167	$ 137,196	$ 23,603	$ 34,342
Supplemental disclosures:
Interest paid during the period	$ 432,000	$ 287,000	$ 80,000	$ 90,000
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Exchange of property and equipment for note receivable	$ -	$ 48,000	$ -	$ -
Exchange of property and equipment for reduction of note payable	$ -	$ 24,000	$ -	$ -

The accompanying notes are an integral part of these financial statements.

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HGU INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - NATURE OF OPERATIONS

HGU Investments, Inc. (the "Company"), was incorporated in the State of Texas on April 15, 1997. The Company's primary activities are buying and selling residential and commercial properties and furnishing certain mortgage services (the "Products and Services") to residential property buyers. In connection with providing these services, the Company finances the purchase of residential homes directly. Generally, the Company purchases real estate at below market prices, performs minor rehabilitation to the properties, if necessary to increase the appraised market value and then remarkets the properties, typically to credit-injured buyers. As part of the sale of properties, the Company originates first lien mortgage notes and contracts for deed, which it may retain or sell to third parties.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents includes cash on-hand, demand deposits, certificates of deposit and all highly-liquid debt instruments with an original maturity of three months or less.

Notes Receivable held for Sale
Notes receivable held for sale are stated at the lower of amortized cost or fair value as determined by current investor yield requirements.

Real Estate Held for Sale
Real estate held for sale is recorded at the lower of cost or market (less costs to sell).

Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization expense is computed primarily by the straight-line method over the estimated useful lives of the assets (5 to 7 years). Expenses for maintenance and repairs are charged against operations. Renewals and betterments which materially extend the life of an asset are capitalized.

Allowance for Loan Losses
Specific valuation allowances are provided for impaired loans receivable when it becomes probable that all of the respective principal and interest payments will not be received as scheduled in the loan agreement (excluding insignificant delays or payment shortfalls). In addition to the specific allowances, a general allowance may be provided for future losses based on evaluations of loan portfolios and prevailing market conditions. Additions to the allowance are charged to expense.

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HGU INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2001 and 2000

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual Federal income taxes on his/her respective share of taxable income. Accordingly, Federal income taxes are not reflected in these financial statements. If significant, current and deferred state income taxes are recorded.

Revenue Recognition
Sales of real estate generally are accounted for under the full accrual method under which, gain is not recognized until the collectibility of the sales price is reasonably assured and the earnings process is virtually complete. When a sale does not meet the requirements for income recognition, any related gain is deferred until such requirements are met.

Interest income is recognized as earned and only if collectibility is reasonably assured.

Concentration of Credit Risk
The Company grants credit to buyers of its residential real estate. A significant portion of the credit is secured by the underlying property. Because of the risk involved, management has provided an allowance for loan losses and in the event of non-performance, the maximum exposure to the Company is the net outstanding receivable, less the value of the underlying collateral.

The Company's cash and cash equivalents and certificates of deposit may at times exceed FDIC insured limits. To minimize this risk, the Company places its cash and cash equivalents and certificates of deposit with high credit quality financial institutions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Per Common Share
Basic and diluted income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the year. At December 31, 2000 and 2001, there are zero dilutive securities outstanding.

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HGU INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2001 and 2000

NOTE C - NOTES RECEIVABLE HELD FOR SALE

Notes receivable held for sale at December 31, 2000 and 2001 consists of the following:

	2000	2001
First and second mortgage notes bearing interest from 10% to 13%, payable monthly over 5 to 30 years	$ 4,753,342	$ 3,181,410
Less allowance for discounts	(190,618)	(123,900)
Less purchased discounts	(104,645)	(25,391)
Less allowance for loan losses	(89,437)	(54,450)
	$ 4,368,642	$ 2,977,669

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2000 and 2001 consists of the following:

	2000	2001
Automobiles	$ 92,149	$ 316,210
Furniture and equipment	55,467	63,956
	147,616	380,166
Less accumulated depreciation and amortization	(39,713)	(72,821)
	$ 107,903	$ 307,345

NOTE E - LINES OF CREDIT

The Company has two lines of credit with a financial institution that allow the Company to borrow from 80% to 90% of the outstanding balance of specific underlying notes receivable. These lines are repaid as collections are made on the underlying notes receivable which are serviced by the financial institution. The lines bear interest at 11.25% and are collateralized by the related notes receivable. The outstanding balance under these lines was $2,617,251 and $619,260 at December 31, 2000 and 2001, respectively.

The Company has a line of credit agreement with a financial institution which matured September 2001 and was subsequently renewed through March 2002. Interest is payable monthly at a blended rate (approximately 12.25% at December 31, 2001). The line of credit is collateralized by notes receivable and the personal guarantee of the Company's majority stockholder. At December 31, 2000 and 2001, the Company had borrowings outstanding under the line of credit of $971,621 and $394,182, respectively. Available borrowings under the line are based on the underlying note receivable funded by the line. This line of credit matured in March 2002 and currently does not have a specified maturity date.

#

HGU INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2001 and 2000

NOTE E - LINES OF CREDIT (Continued)

The Company has an additional $1,500,000 line of credit with a financial institution. This line is collateralized by specific underlying real estate and notes receivable. The line requires quarterly interest payments at prime plus 1% (5.75% at December 31, 2001) and matures in July 2002. At December 31, 2001, the Company had outstanding borrowings of $1,453,938 under this line.

The Company has a line of credit with $510,000 of outstanding borrowings at December 31, 2001. This line of credit bears interest at 12.5% which is due monthly and is collateralized by the underlying notes receivable.

Additionally, the Company has other lines of credit with several financial institutions allowing for total outstanding borrowings of $245,000, of which $88,233 and $241,427 were outstanding under the lines of credit at December 31, 2000 and 2001, respectively. These lines of credit bear interest at rates ranging from 4.75% to 12.25% and are guaranteed by the Company's majority stockholder.

NOTE F - LONG-TERM DEBT

Long-term debt at December 31, 2000 and 2001 consists of the following:

	2000	2001
Note payable to financial institution; interest payable monthly at 9.5%; principal due January 2009; collateralized by underlying real estate	$ -	$ 76,000
Notes payable to individuals; interest payable monthly at 18% with principal due at various dates from January 2002 through October 2002; collateralized by the underlying real estate (paid in full during 2001)	143,163	-
Note payable to financial institution; interest payable at 6.75%; principal due April 2002 (extended to April 2009); collateralized by underlying real estate	-	102,400
Note payable to mortgage company; interest payable monthly at 18%; principal due October 2002, collateralized by underlying real estate	17,000	17,000
Note payable to an individual (related party); interest payable at 8%, with principal due on demand; uncollateralized	24,000	-
Notes payable to finance companies; principal and interest (at 7.0% to 9.5%) totaling $7,794 payable monthly through June 2006; collateralized by automobiles	80,522	324,434
Note payable to majority shareholder; monthly principal payments of $2,000 plus interest at 5%; collateralized by underlying real estate	-	174,563
	264,685	694,397
Less current maturities	56,142	288,776
	$ 208,543	$ 405,621

#

HGU INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2001 and 2000

NOTE F - LONG-TERM DEBT (Continued)

Maturities of long-term debt at December 31, 2001 are as follows:

Year Ending
December 31,
2002	$ 288,776
2003	99,329
2004	105,441
2005	93,824
2006	52,464
54,563
$ 694,397

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company is obligated for office space under a non-cancelable operating lease expiring in February 2003. Total rent expense was approximately $26,000 and $28,000 for the years ended December 31, 2000 and 2001, respectively. Future minimum lease commitments at December 31, 2001 are as follows:

Year Ending
December 31,
2002	$ 28,068
2003	4,678
$ 32,746

From time to time, the Company may become involved in litigation on various matters which are routine to the conduct of its business. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations, though any adverse decision in these cases or the costs of defending or settling such claims could have a material adverse effect on its business.

NOTE H - STOCKHOLDERS EQUITY

During 2001, the Company completed a 10,000-for-1 Common stock split of all outstanding Common stock. The financial statement references to the weighted-average number of shares of Common stock and per share information have been adjusted on a retroactiove basis for all periods presented. The Company also increased the authorized shares of Common stock to 20,000,000, changed the par value of the Common stock to $.001 and authorized the issuance of 5,000,000 shares of Preferred stock.

NOTE I - SALE OF NOTES RECEIVABLE

During 2001, the Company sold notes receivable with a carrying value of approximately $2,400,000 for a total of approximately $2,400,000. No gain or loss was recorded on this transaction as the notes had previously been recorded at estimated fair value.

#

HGU INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2001 and 2000

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of all of the Company's cash and cash equivalents, accounts payable and accrued liabilities approximate fair value because of their short-term nature.

The Company's notes receivable held for sale have been reduced to approximate fair value based on current investor yield requirements.

The lines of credit and long-term debt carrying values approximate fair value based on the borrowing rates currently available to the Company for loans with similar terms.

NOTE K - UNAUDITED INTERIM INFORMATION

The unaudited interim financial information as of March 31, 2002, and for the three month periods ended March 31, 2002 and 2001 have been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

#

No person has been authorized in connection with this Offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.		$5,000,000 Corporate Bonds HGU Investments, Inc.
____________________
TABLE OF CONTENTS
Prospectus Summary	2	PROSPECTUS
Risk Factors	4
Use of Proceeds	5
Capitalization	6
Forward-looking Statements	7
Management's Discussion and Analysis	7	[MMR logo here]
Critical Accounting Policies	7
Our Business	10
Management	14
Certain Transactions	15
Litigation	15	MMR, Inc.
Security Ownership	15
Description of Bonds	16
Description of Our Other Securities	24
Underwriting	25	[SIPC logo here]
Legal Matters	26
Experts	26
Additional Information	26
Appendix A Maturity Schedule	28	_______________, 2002
Appendix B Financial Statements	29
____________________
Until ______________ 2003 all dealers that effect transactions in the Bonds, whether or not participating in this offer, may be required to deliver a prospectus. This requirement is in addition to the dealers obligation to deliver a prospectus when acting as Underwriters with respect to their unsold allotments or subscriptions.

#

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

The Texas Business Corporation Act (Article 4.07) confers broad powers upon corporations organized in Texas with respect to limitations of liability and indemnification of any person against liabilities incurred by reason of the fact that such person is or was a member, manager, employee or agent of a corporation, or is or was serving at the request of the company as a manager, employee or agent of another company or other business entity. The provisions of are not exclusive of any other rights to which those seeking indemnification may be entitled under any articles of organization or written operating agreement as allowed pursuant to .

The By Law of the Company contain a provision regarding the limits of liability of shareholders and managers of the Company to the fullest extent allowed by law.

The Underwriting Agreement, filed as Exhibit 1(a) to this Registration Statement, provides for the indemnification by the Company of the Underwriter and each person, if any, who controls the Underwriter against certain liabilities and expenses, as stated therein, which may include liabilities under the Securities Act of 1933, as amended. The Underwriting Agreement also provides that the Underwriter similarly indemnify the Company, it directors, officers and controlling persons, as set forth therein.

Item 25. Other Expenses of Issuance and Distribution

The following is a list of the estimated expenses in connection with the issuance and distribution of securities being registered, other than underwriting discounts and commissions, all of which is to be paid by the Registrant:

SEC Registration Fee	$ 460
NASD Registration Fee	$ 1,000
Blue Sky Qualification Fees and Expenses	$ 5,360
CUSIP Registration Fees	$ 204
Legal Fees and Expenses	$ 8,000
Accounting Fees and Expenses	$14,000
Transfer Agent, Escrow Agent, Paying Agent, Registrar & Trustee Fees	$ 5,000
Miscellaneous	$ 976
Total	$35,000

Item 26. Recent Sale of Unregistered Securities

The following table sets forth the Company's sales of unregistered securities in the last three years. No underwriters were involved in any of such sales nor were any commissions or similar fees paid by the Registrant with respect thereto. The Company claims exemption from registration for these issuances under Section 4(2) of the Securities Act of 1933, as amended. These securities were sold as a private placement to the original members, each of which is an accredited investor as defined under the Securities Act of 1933, as amended.

Date of Sale	Title of Securities	Amount Sold	Identity of Purchaser	Consideration
8-1-00	Common Stock	11,250	Susan Mara Oaks	$9,000
8-17-00	Common Stock	56,250	Susan Mara Oaks	$45,000
8-28-00	Common Stock	34,180	Susan Mara Oaks	$27,345
10-3-00	Common Stock	62,500	Anna Roan	$50,000
5-1-01	Common Stock	30,000	Anna Roan	$24,000

Item 27. Exhibits

Exhibit Number	Description
1(a)	Form of Underwriting Agreement
1(b)	Form of Selling Group Agreement
1(c)	Form of Proceeds Escrow Agreement
3(a)	Articles of Incorporation
3(b)	By Laws
4(a)	Form of Trust Indenture
4(b)	Specimen of Bond Certificate
5(a)	Opinion of Counsel ( To be filed by amendment)
10(a)	Note Payable
10(a)	Note Receivable
23(a)	Consent of CPA
23(b)	Consent of Counsel (To be filed by amendment)

Item 28. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) It will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) Include any prospectus required by section 10(a)(3) of the Act; (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; (iii) Include any additional or changed material information on the plan of distribution.

(4) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant, HGU Investments, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Fort Worth, State of Texas on this 30th day of July , 2002.

HGU INVESTMENTS, INC.

By: James Dylan Roan President

In accordance with the requirement of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities indicated on July 30th, 2002.

Signature /s/James Dylan Roan                     Title: President